EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Finishes Strong Year with Q4 Operating Income up 44%

•	Operating income of $31.0 million for the quarter, up 44% versus last year

•	Net sales up 20% for the quarter, and 8% for the year, versus last year

•	GAAP EPS of $0.36 per share for the quarter and $0.99 for the year

•	Adjusted EPS of $0.30 for the quarter, up 30% compared to $0.23 last year

•	Adjusted EPS of $0.93 for the year, up 39% compared to $0.67 last year
Oak Brook, IL, March 2, 2015 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter and year ended December 31, 2014.
Consolidated net sales for the fourth quarter were $264.4 million, up 20% versus the same quarter a year ago. Fourth quarter income from continuing operations was $23.2 million, equal to $0.36 per diluted share, compared to $26.7 million, or $0.42 per share, in the prior-year quarter.
Consolidated net sales for the year ended December 31, 2014 were $918.5 million, up 8% compared to the prior year. Income from continuing operations for the year was $63.0 million, equal to $0.99 per diluted share, compared to $160.2 million, or $2.53 per share, in the prior year.
The Company also reported adjusted net income from continuing operations for the fourth quarter of $19.3 million, equal to $0.30 per diluted share, up 32% compared to $14.6 million, or $0.23 per diluted share, in the same quarter a year ago. For the full year, adjusted net income from continuing operations was $59.1 million, equal to $0.93 per diluted share, an increase of 40% compared to $42.3 million, or $0.67 per diluted share, in the prior year.
The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. Adjusted net income and adjusted earnings per share from continuing operations in both years exclude the effects of certain special tax items, including impacts from release of valuation allowances, tax planning strategies and income tax rate changes. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Strong Finish to 2014
“We wrapped up a strong year with an outstanding fourth quarter,” said Dennis J. Martin, President and Chief Executive Officer. “Our Environmental Solutions Group continued its momentum, with sales growth for the quarter of 18%, and sales at our Fire Rescue Group jumped by 69%, including shipments that were deferred from prior quarters. Operating margin in each of our groups was up compared to last year, translating to a consolidated operating margin of 11.7% for the quarter. Overall, our adjusted EPS for the quarter of $0.30 reflects a 30% improvement.”
Net sales were $264.4 million for the quarter, up 20% compared to the fourth quarter of 2013. Fire Rescue Group sales were up $22.6 million, or 69%, on a significant increase in unit shipments. Environmental Solutions Group sales were up $21.7 million, or 18%, and Safety and Security Systems Group sales of $66.5 million were up slightly from the prior-year quarter.
Consolidated fourth quarter operating income was $31.0 million, up 44% compared to the fourth quarter of 2013. Consolidated fourth quarter operating margin improved to 11.7%, compared to 9.8% last year. Operating margin was up in each of our groups, with the Environmental Solutions Group, at 15.5%, the Safety and Security Systems Group, at 16.4%, and the Fire Rescue Group at 9.4%. Corporate expenses were $7.2 million for the quarter, compared to $7.7 million a year ago.

Net sales of $918.5 million for the year ended December 31, 2014 were up $67.2 million, or 8%, compared to the prior year. The increase was largely driven by the Environmental Solutions Group, which reported a $62.6 million increase in net sales as expanding production capacity served healthy markets for vacuum trucks, sewer cleaners and street sweepers. Sales at both the Safety and Security Systems and Fire Rescue groups also increased.
Consolidated full year operating income was $92.6 million, up 31% compared to the prior year. Consolidated full year operating margin improved to 10.1%, compared to 8.3% in 2013. Excluding special tax items, the effective income tax rate for the year was approximately 32.4%.
Demand Continues Strong
The Company reported orders of $247.5 million during the fourth quarter, up 4% compared to the year-ago quarter. For the year ended December 31, 2014, total orders of $957.4 million increased by 14% compared to the prior year. Full-year orders increased by 18% for the Environmental Solutions Group, 7% for the Safety and Security Systems Group and 15% for the Fire Rescue Group. Consolidated backlog at the end of 2014 was $328.2 million, up 7% versus the prior year.
Strong Cash Flow Continues
Cash flow from continuing operations was $27.6 million for the quarter, compared to $43.0 million in the prior-year quarter. For the full year, cash flow from continuing operations was $72.2 million, down from $80.3 million in 2013. The decrease in cash flow from operations relative to the prior year was largely due to increased working capital that supported higher levels of orders and sales, as well as higher tax payments and pension contributions compared to the prior year.
The strong cash flow enabled the Company to make a voluntary term loan prepayment of $15 million during the quarter to further reduce debt levels, and to fund share repurchases and dividends of $3.6 million and $1.8 million, respectively.
The quarterly dividend was also recently doubled to $0.06 per share.
Consolidated debt at December 31, 2014 was $50 million, compared to $92 million a year ago and $69 million at the end of the third quarter. Net debt also was down significantly, to $20 million at the end of the year, compared to $40 million at the end of the third quarter and $68 million a year ago. Interest expense was $1.0 million for the fourth quarter, down from $1.1 million a year ago.
2015 Outlook
“We enter 2015 with healthy backlogs and good business prospects for all three of our groups,” said Jennifer L. Sherman, Chief Operating Officer. “Disruptions in the oil exploration and production markets and continued volatility in the currency markets create uncertainty for some of our businesses. At this point, it is difficult to predict the level of activity for the second half of the year. In addition, a number of our businesses got off to a slow start for the first quarter, which is typically our softest quarter. Considering these factors, we remain cautiously optimistic about our outlook and are targeting adjusted EPS between $0.95 and $1.02 during 2015, which represents an improvement over our 2014 adjusted EPS of $0.93.”
GROUP RESULTS
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and twelve months ended December 31, 2014 and 2013:

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$142.6	$120.9	$21.7	$536.6	$474.0	$62.6
Operating income	22.1	17.6	4.5	81.9	58.2	23.7
Operating data:
Operating margin	15.5%	14.6%	0.9%	15.3%	12.3%	3.0%
Total orders	$149.3	$150.3	$(1.0)	$555.6	$469.7	$85.9
Backlog	218.3	199.3	19.0	218.3	199.3	19.0
Depreciation and amortization	1.9	1.6	0.3	6.8	6.1	0.7

Three months ended December 31, 2014 vs. three months ended December 31, 2013
Total orders for the three months ended December 31, 2014 were $1.0 million lower than the prior year fourth quarter. U.S. orders increased $2.6 million, largely due to higher orders of vacuum trucks, as well as favorable pricing and sales mix. Non-U.S. orders decreased $3.6 million, or 13%, primarily due to fewer international street sweeper orders and reduced Canadian orders for sewer cleaners and vacuum trucks.
Net sales increased by $21.7 million, or 18%, for the three months ended December 31, 2014. U.S. sales increased $11.3 million, or 11%, largely resulting from increased shipments of vacuum trucks. Non-U.S. sales increased by $10.5 million, or 58%, primarily due to a $7.9 million increase in sales of street sweepers to the Middle East.
Operating income increased by $4.5 million, or 26%, for the three months ended December 31, 2014. The increase in operating income was a result of higher gross profit of $7.6 million, offset by a $3.0 million increase in selling, engineering, general and administrative (“SEG&A”) expenses compared to the prior year, which was largely due to increased product liability and employee incentive compensation expenses.
Twelve months ended December 31, 2014 vs. twelve months ended December 31, 2013
Total orders increased by $85.9 million, or 18%, for the year ended December 31, 2014. U.S. orders increased $86.5 million, or 23%, largely due to an increase in orders for street sweepers of $37.4 million, vacuum trucks of $15.9 million, sewer cleaners of $15.0 million and waterblasters of $6.3 million. Non-U.S. orders decreased by $0.6 million for the year ended December 31, 2014.
Net sales increased by $62.6 million, or 13%, for the year ended December 31, 2014. U.S. sales increased $43.1 million, primarily driven by increased shipments of vacuum trucks and street sweepers of $25.5 million and $10.4 million, respectively. Non-U.S. sales increased $19.5 million, or 25%, primarily due to increased street sweeper sales to the Middle East and Canada, and increased sewer cleaner shipments to Mexico and Canada.
Operating income increased by $23.7 million, or 41%, for the year ended December 31, 2014. The increase in operating income was a result of higher gross profit of $28.8 million, primarily attributable to operating leverage and favorable product mix, offset by a $5.1 million increase in SEG&A expenses.
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and twelve months ended December 31, 2014 and 2013:

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$66.5	$66.0	$0.5	$242.5	$238.9	$3.6
Operating income	10.9	10.0	0.9	32.1	26.1	6.0
Operating data:
Operating margin	16.4%	15.2%	1.2%	13.2%	10.9%	2.3%
Total orders	$62.4	$57.1	$5.3	$251.8	$236.3	$15.5
Backlog	36.4	27.2	9.2	36.4	27.2	9.2
Depreciation and amortization	1.1	1.1	—	4.5	4.2	0.3
Three months ended December 31, 2014 vs. three months ended December 31, 2013
Total orders increased by $5.3 million for the three months ended December 31, 2014. U.S. orders increased $1.4 million, primarily driven by increased orders for industrial systems. Non-U.S. orders increased by $3.9 million due primarily to a $2.3 million improvement in orders to European police markets, as well as a $3.2 million improvement in export orders of industrial systems, partially offset by lower orders of industrial products in Canada and Mexico.
Net sales improved by $0.5 million for the three months ended December 31, 2014. U.S. sales were up $1.8 million, primarily due to increased sales into police markets. Non-U.S. sales decreased by $1.3 million, primarily due to lower sales into international coal markets.
Operating income increased $0.9 million, or 9%, largely due to a $0.4 million improvement in gross profit and the absence of $1.0 million restructuring charges that were recognized in the prior year quarter, offset by higher SEG&A expense of $0.5 million.

Twelve months ended December 31, 2014 vs. twelve months ended December 31, 2013
Total orders increased by $15.5 million, or 7%, for the year ended December 31, 2014. U.S. orders were $6.3 million higher than prior year, and included increases of $3.9 million within our public safety markets. Orders of outdoor warning and other notification systems sold into the municipal markets increased by $3.6 million. These increases were partially offset by a $1.3 million decrease in orders of industrial products. Non-U.S. orders increased by $9.2 million largely due to a $6.7 million improvement in integrated systems orders, as well as $6.0 million of increased orders within our international public safety markets. These increases were partially offset by a $2.6 million decrease in orders into international coal markets.
Net sales increased by $3.6 million for the year ended December 31, 2014. U.S. sales were $0.3 million higher than the prior year. Sales within our public safety markets increased by $6.4 million. Largely offsetting these increases was a reduction of $4.5 million in sales of outdoor warning systems, which were impacted by the completion of significant orders in the municipal and military markets in the prior year, as well as a $1.5 million decrease in sales of industrial products due to slow demand. Non-U.S. sales increased by $3.3 million, primarily due to improvements within the European public safety markets of $2.9 million, as well as a $2.8 million increase in integrated system sales and a $2.1 million improvement in sales of outdoor warning systems, including several large sales into the Middle East. These increases were offset by $2.4 million lower public safety exports. Sales into international coal markets declined by $1.5 million as compared to the prior year, reflecting unfavorable market conditions.
Operating income increased by $6.0 million, or 23%, for the year ended December 31, 2014, largely due to a $3.9 million improvement in gross profit and the $1.1 million decrease in SEG&A expenses. In addition, there were $1.0 million of restructuring charges incurred in the prior year.
Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three and twelve months ended December 31, 2014 and 2013:

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$55.3	$32.7	$22.6	$139.4	$138.4	$1.0
Operating income	5.2	1.6	3.6	3.9	9.0	(5.1)
Operating data:
Operating margin	9.4%	4.9%	4.5%	2.8%	6.5%	(3.7)%
Total orders	$35.8	$30.4	$5.4	$150.0	$130.8	$19.2
Backlog	73.5	79.3	(5.8)	73.5	79.3	(5.8)
Depreciation and amortization	0.9	0.9	—	3.5	3.2	0.3
Three months ended December 31, 2014 vs. three months ended December 31, 2013
Total orders increased by $5.4 million, or 18%, for the three months ended December 31, 2014, primarily due to a $9.7 million increase in European orders, largely inclusive of industrial units, partially offset by a $4.6 million decrease in orders in the Asia Pacific market.
Net sales increased by $22.6 million, or 69%, for the three months ended December 31, 2014, primarily driven by a significant increase in the number of shipments, including deliveries that had been deferred from prior periods. In addition to the $21.7 million impact of higher unit volumes, favorable pricing and sales mix contributed $3.9 million of the improvement. Partially offsetting these factors was an unfavorable currency impact of $3.0 million.
Operating income increased by $3.6 million, or 225%, for the three months ended December 31, 2014, largely as a result of a $5.2 million increase in gross profit, offset by higher SEG&A expenses of $1.6 million, largely the result of increased selling expenses attributable to the increase in net sales.
Twelve months ended December 31, 2014 vs. twelve months ended December 31, 2013
Total orders increased by $19.2 million, or 15%, for the year ended December 31, 2014, largely due to a $12.1 million increase in U.S. industrial orders and a $8.0 million increase in European orders. Partially offsetting these increases was a $3.1 million decrease in orders in the Asia Pacific market.

Net sales increased by $1.0 million for the year ended December 31, 2014, primarily driven by increased unit volumes of $7.3 million, partially offset by unfavorable product mix and foreign currency impacts of $3.9 million and $2.4 million, respectively. Improved sales of $9.2 million within European markets were partially offset by lower sales to the Asia Pacific of $6.6 million.
Operating income decreased by $5.1 million, or 57%, for the year ended December 31, 2014. The decrease in operating income was primarily due to a $4.5 million reduction in gross profit and increased SEG&A expenses of $0.6 million.
CORPORATE EXPENSES
Three months ended December 31, 2014 vs. three months ended December 31, 2013
Corporate operating expenses were $7.2 million and $7.7 million for the three months ended December 31, 2014 and 2013, respectively.
Twelve months ended December 31, 2014 vs. twelve months ended December 31, 2013
Corporate operating expenses were $25.3 million and $22.7 million for the years ended December 31, 2014 and 2013, respectively. The increase of $2.6 million, or 11%, primarily relates to an aggregate increase of $3.3 million in incentive and stock-based compensation expense, which is linked to improvements in the Company’s performance. Also contributing to the increase was an unfavorable impact of $0.3 million from corporate restructuring activities. These increases were partially offset by a $1.3 million reduction in pension expense and lower professional services costs.

CONFERENCE CALL
Federal Signal will host its fourth quarter conference call on Monday, March 2, 2015 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-455-2263 and entering the pin number 2688607. An archived replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2014	2013	2014	2013
Net sales	$264.4	$219.6	$918.5	$851.3
Cost of sales	195.2	163.6	685.2	646.2
Gross profit	69.2	56.0	233.3	205.1
Selling, engineering, general and administrative expenses	38.2	33.2	140.7	133.8
Restructuring	—	1.3	—	0.7
Operating income	31.0	21.5	92.6	70.6
Interest expense	1.0	1.1	3.8	8.8
Debt settlement charges	—	—	—	8.7
Other expense, net	0.9	0.2	1.5	0.1
Income before income taxes	29.1	20.2	87.3	53.0
Income tax (expense) benefit	(5.9)	6.5	(24.3)	107.2
Income from continuing operations	23.2	26.7	63.0	160.2
Gain (loss) from discontinued operations and disposal, net of income tax (expense) benefit of $(0.3), $0.7, $(0.3) and $0.8, respectively	0.6	0.4	0.7	(0.2)
Net income	$23.8	$27.1	$63.7	$160.0
Basic earnings per share:
Earnings from continuing operations	$0.37	$0.43	$1.00	$2.56
Gain from discontinued operations and disposal, net of tax	0.01	—	0.01	—
Net earnings per share	$0.38	$0.43	$1.01	$2.56
Diluted earnings per share:
Earnings from continuing operations	$0.36	$0.42	$0.99	$2.53
Gain from discontinued operations and disposal, net of tax	0.01	—	0.01	—
Net earnings per share	$0.37	$0.42	$1.00	$2.53
Weighted average shares outstanding:
Basic	62.7	62.7	62.7	62.6
Diluted	63.6	63.7	63.6	63.2
Cash dividends declared per common share	$0.03	$—	$0.09	$—

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$30.4	$23.8
Accounts receivable, net of allowances for doubtful accounts of $1.3 and $2.3, respectively	107.6	95.6
Inventories	121.0	109.8
Prepaid expenses	8.8	12.6
Deferred tax assets	18.8	12.4
Other current assets	2.8	9.4
Current assets of discontinued operations	1.1	1.9
Total current assets	290.5	265.5
Properties and equipment, net	69.5	63.8
Goodwill	266.3	273.8
Deferred tax assets	25.3	33.1
Deferred charges and other assets	4.0	5.1
Long-term assets of discontinued operations	3.1	3.5
Total assets	$658.7	$644.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$6.2	$7.4
Accounts payable	50.7	50.5
Customer deposits	12.1	11.2
Accrued liabilities:
Compensation and withholding taxes	28.2	25.7
Other current liabilities	40.2	35.4
Current liabilities of discontinued operations	1.7	2.4
Total current liabilities	139.1	132.6
Long-term borrowings and capital lease obligations	44.0	84.7
Long-term pension and other post-retirement benefit liabilities	63.5	36.9
Deferred gain	14.6	16.5
Other long-term liabilities	20.9	17.0
Long-term liabilities of discontinued operations	5.0	6.1
Total liabilities	287.1	293.8
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 64.2 and 63.8 shares issued, respectively	64.2	63.8
Capital in excess of par value	187.0	177.0
Retained earnings	227.0	168.9
Treasury stock, at cost, 1.7 million and 1.0 million shares, respectively	(27.1)	(16.8)
Accumulated other comprehensive loss	(79.5)	(41.9)
Total stockholders’ equity	371.6	351.0
Total liabilities and stockholders’ equity	$658.7	$644.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions)	2014	2013
Operating activities:
Net income	$63.7	$160.0
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on discontinued operations and disposal	(0.7)	0.2
Depreciation and amortization	15.0	14.2
Deferred financing costs	0.5	5.0
Deferred gain	(1.9)	(1.9)
Stock-based compensation expense	6.1	4.0
Excess tax benefit from stock-based compensation	(2.2)	—
Pension expense, net of funding	(5.7)	(1.3)
Deferred income taxes, including change in valuation allowance	19.3	(112.0)
Changes in operating assets and liabilities, net of effects of discontinued operations:
Accounts receivable	(16.6)	2.6
Inventories	(20.0)	10.5
Other current assets	0.3	3.8
Accounts payable	1.9	(2.5)
Customer deposits	1.7	(2.1)
Accrued liabilities	9.9	(0.9)
Income taxes	(1.1)	(0.6)
Other	2.0	1.3
Net cash provided by continuing operating activities	72.2	80.3
Net cash provided by (used for) discontinued operating activities	0.1	(5.5)
Net cash provided by operating activities	72.3	74.8
Investing activities:
Purchases of properties and equipment	(19.5)	(17.0)
Proceeds from sales of properties and equipment	0.5	0.1
Proceeds from sale of FSTech Group	7.4	—
Increase in restricted cash	—	1.0
Net cash used for continuing investing activities	(11.6)	(15.9)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(20.0)	17.5
Decrease in short-term borrowings, net	—	(0.3)
Proceeds from issuance of long-term borrowings	—	75.0
Payments on long-term borrowings	(21.6)	(153.6)
Payments of debt financing fees	—	(6.1)
Purchases of treasury stock	(10.3)	—
Cash dividends paid to stockholders	(5.6)	—
Proceeds from stock-based compensation activity	2.6	2.6
Excess tax benefit from stock-based compensation	2.2	—
Other, net	(1.0)	(0.7)
Net cash used for continuing financing activities	(53.7)	(65.6)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.4)	0.8
Increase (decrease) in cash and cash equivalents	6.6	(5.9)
Cash and cash equivalents at beginning of year	23.8	29.7
Cash and cash equivalents at end of year	$30.4	$23.8

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2014 and 2013 adjusted net income and diluted EPS provides an additional measure which is representative of the Company’s underlying performance and improves the comparability of results between 2014 and 2013. Adjusted net income and adjusted EPS for the three and twelve months ended December 31, 2014 exclude the effects of special tax items, including the release of valuation allowance on foreign deferred tax assets. Adjusted net income and adjusted EPS for the three and twelve months ended December 31, 2013 exclude the impacts of restructuring and debt settlement charges, and also reflect a normalized income tax rate which removes the effects of special tax items, including the release of valuation allowance on deferred income taxes.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions)	2014	2013	2014	2013
Income from continuing operations	$23.2	$26.7	$63.0	$160.2
Add (less):
Income tax expense (benefit)	5.9	(6.5)	24.3	(107.2)
Income before income taxes	29.1	20.2	87.3	53.0
Add (less):
Debt settlement charges	—	—	—	8.7
Restructuring	—	1.3	—	0.7
Adjusted income before income taxes	$29.1	$21.5	$87.3	$62.4
Adjusted income tax expense (a) (b)	(9.8)	(6.9)	(28.2)	(20.1)
Adjusted net income from continuing operations	$19.3	$14.6	$59.1	$42.3

	Three Months Ended December 31,		Twelve Months Ended December 31,
(dollars per diluted share)	2014	2013	2014	2013
EPS, as reported	$0.36	$0.42	$0.99	$2.53
Add (less):
Income tax expense (benefit)	0.09	(0.10)	0.38	(1.69)
Income before income taxes	0.45	0.32	1.37	0.84
Add (less):
Debt settlement charges	—	—	—	0.14
Restructuring	—	0.02	—	0.01
Adjusted income before income taxes	$0.45	$0.34	$1.37	$0.99
Adjusted income tax expense (a) (b)	(0.15)	(0.11)	(0.44)	(0.32)
Adjusted EPS	$0.30	$0.23	$0.93	$0.67

(a)
Adjusted income tax expense for the three and twelve months ended December 31, 2014 excludes the benefit of two special tax items: $3.5 million for the release of valuation allowance against foreign deferred tax assets and $0.4 million associated with a change in the Spanish income tax rate.

(b)
Adjusted income tax expense for the three and twelve months ended December 31, 2013 was computed by applying the Company’s normalized effective tax rate of approximately 32% for 2013, excluding the impacts of valuation allowance release, tax planning strategies and other special tax items during the year ended December 31, 2013.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, other expense, income tax benefit/expense, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending December 31,
($ in millions)	2014	2013
Total debt	$50.2	$92.1

Income from continuing operations	63.0	160.2
Add:
Interest expense	3.8	8.8
Debt settlement charges	—	8.7
Other expense	1.5	0.1
Income tax expense (benefit)	24.3	(107.2)
Depreciation and amortization	15.0	14.2
Adjusted EBITDA	$107.6	$84.8

Total debt to adjusted EBITDA ratio	0.5	1.1